

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2022

David P. Yeager
Chairman and Chief Executive Officer
Hub Group, Inc.
2001 Hub Group Way
Oak Brook, IL 60523

> **Re: Hub Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 000-27754**

Dear David P. Yeager:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation